EXHIBIT 2

PHASE II CLINICAL TRIAL OF BIOMIRA’S PX-12 IN PATIENTS WITH ADVANCED PANCREATIC CANCER NOW OPEN FOR PATIENT ENROLLMENT

EDMONTON, ALBERTA, CANADA - January 2, 2007 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that the Phase II clinical trial of PX-12 in patients with advanced pancreatic cancer is open for enrollment. PX-12 is a proprietary small molecule designed to inhibit the activity of thioredoxin (Trx-1), a protein that regulates a number of cancer-related pathways. Biomira anticipates that the first patient in the trial will be treated in January 2007.

The randomized, open-label Phase II trial will evaluate two dose levels of PX-12 in patients with advanced pancreatic cancer whose tumors have progressed while being treated with gemcitabine or gemcitabine-containing regimens. Up to 80 patients are expected to be enrolled in the trial at three centers in the United States: the Virginia G. Piper Cancer Center in Scottsdale, Arizona; the University of Arizona Cancer Center, Tucson; and the University of Texas M. D. Anderson Cancer Center in Houston. The United States National Cancer Institute (NCI) is partially funding the trial under a Clinical Trials Agreement with the Translational Genomics Research Institute (TGen). The principal investigator for the trial is Daniel D. Von Hoff, MD.

“Trx-1 is known to control diverse molecular pathways that contribute to the growth, survival and drug resistance of many cancers,” said D. Lynn Kirkpatrick, Ph.D., Biomira’s Chief Scientific Officer. “By inhibiting Trx-1, PX-12 may have utility in a variety of cancer indications, including pancreatic cancer, an aggressive malignancy for which there are limited treatment options and significant unmet medical needs.”

About PX-12
PX-12 is an irreversible inhibitor of thioredoxin (Trx-1), a protein that regulates many transcription factors including hypoxia inducible factor (HIF)-1 alpha, vascular endothelial growth factor (VEGF) and activator protein 1 (AP-1). These factors play a critical role in cancer cell growth, survival and resistance to chemotherapy. Increased thioredoxin levels in cancer cells have been linked to the aggressive proliferation of solid tumors, including colon, lung, and gastric cancers. PX-12 has successfully completed Phase I safety evaluation and is currently being studied in a Phase IB trial for the treatment of gastrointestinal cancers. An initial Phase I trial involving 38 patients with advanced metastatic cancer showed that PX-12 was well tolerated and produced a decrease in plasma concentrations of thioredoxin that was significantly correlated with increased patient survival. Seven of the 38 patients achieved stable disease of up to 322 days.

About the Translational Genomics Research Institute (TGen)
The Translational Genomics Research Institute (TGen), a non-profit 501(c)(3) organization, is focused on developing earlier diagnostics and smarter treatments. Translational genomics research is a relatively new field employing innovative advances arising from the Human Genome Project and applying them to the development of diagnostics, prognostics and therapies for cancer, neurological disorders, diabetes and other complex diseases. TGen's research is based on personalized medicine and the institute plans to accomplish its goals through robust and disease-focused research. For more information go to www.tgen.org.

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward Looking Statements

This press release contains forward looking statements, including, without limitation, statements related to the therapeutic and commercial potential of PX-12 and other drug candidates in Biomira’s pipeline; future clinical development plans; the details of the clinical trials; and the anticipated future size of the market for PX-12. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will," "intends," "potential," "possible" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Biomira’s current expectations. Forward-looking statements involve risks and uncertainties. Biomira’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the ability of the company to successfully conduct clinical trials for PX-12 and other drug candidates; the uncertainty of the U.S. Food and Drug Administration (FDA) approval process and other regulatory requirements; and the therapeutic and commercial value of Biomira’s drug candidates. Biomira expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Investor and Media Relations Contact:
Stephanie Seiler, Ph.D.
Gemini BioProjects LLC
206-713-0124
ir@biomira.com

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